Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

 BELLUS Health Appoints Ramzi Benamar as Chief Financial Officer

LAVAL, Quebec—Dec. 7, 2020— BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced the appointment of Ramzi Benamar to the role of Chief Financial Officer. Mr. Benamar is a seasoned financial executive, bringing over two decades of biopharmaceutical expertise to the position.

“We are excited to welcome Ramzi to BELLUS Health as CFO,” commented Roberto Bellini, President and CEO of BELLUS Health. “Ramzi’s extensive experience developing corporate strategy for clinical-stage and commercial biopharma companies, combined with his proven track record in financial leadership will be tremendously valuable for BELLUS as we advance our pipeline and prepare for multiple data readouts in the coming year.”

Prior to joining BELLUS Health, Mr. Benamar served as Chief Financial Officer of DBV Technologies, where he was responsible for all matters related to the strategic, operating, financial and accounting undertakings.  During his time at DBV, Ramzi was instrumental in capitalizing the company, strengthening the balance sheet and managing capital deployment. Previously, he was Vice President and Head of Financial Planning and Analysis for Spark Therapeutics until the acquisition of the company by Roche Holding. He provided financial leadership across the entire company, strengthened the finance organization and contributed to the transition to a commercial-stage organization. Earlier in his career, Mr. Benamar held numerous positions of increasing responsibilities spanning from R&D and global finance to strategy and operations at Merck, Johnson & Johnson, Shire Plc. and Purdue Pharma.

He earned both his M.B.A. and B.B.A in Marketing and Finance from Temple University, and his Master of Healthcare and Pharmaceutical Business Administration from University of the Sciences in Philadelphia.

“I am enthusiastic to join BELLUS at this exciting stage of the Company’s development,” said Mr. Benamar. “BLU-5937 has the potential to be a best-in-class candidate for refractory chronic cough, as well as may have broader applicability in numerous other hypersensitization-related disorders. I look forward to contributing to the Company’s success with the hopes of improving the lives of patients.”

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with approximately 3 million having refractory chronic cough lasting for more than a year and approximately 6 million having refractory chronic cough lasting more than 8 weeks and under one year. There is no specific therapy approved for refractory chronic cough and current treatment options are limited.

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and has a significant impact on quality-of-life. It is a hallmark of many dermatologic disorders, including AD. It is estimated that chronic pruritus associated with AD affects more than 16.9 million adults in the United States.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Forward-Looking Statements

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations, the U.S. Private Securities Litigation Reform Act of 1995, as amended, and other applicable securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond BELLUS Health's control. Such statements include, but are not limited to, the potential of BLU-5937 to successfully treat chronic cough, chronic pruritus and other hypersensitization-related disorders, BELLUS Health’s expectations related to its preclinical studies and clinical trials, including the design and timing of its Phase 2b clinical trial of BLU-5937 in refractory chronic cough and its Phase 2 clinical trial of BLU-5937 in chronic pruritus associated with AD, including the timing and outcome of interactions with regulatory agencies, the potential activity and tolerability profile, selectivity, potency and other characteristics of BLU-5937, including as compared to other competitor candidates, the commercial potential of BLU-5937, including with respect to patient population, pricing and labeling, BELLUS Health’s financial position, and the potential applicability of BLU-5937 and BELLUS Health’s P2X3 platform to treat other disorders. Risk factors that may affect BELLUS Health’s future results include but are not limited to: the benefits and impact on label of its enrichment strategy, estimates and projections regarding the size and opportunity of the addressable refractory chronic cough market for BLU-5937, the ability to expand and develop its project pipeline, the ability to obtain adequate financing, the ability of BELLUS Health to maintain its rights to intellectual property and obtain adequate protection of future products through such intellectual property, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the COVID-19 pandemic on BELLUS Health’s operations, plans and prospects, including to the initiation and completion of clinical trials in a timely manner or at all, changes in the regulatory environment in the jurisdictions in which BELLUS Health does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights , achievement of forecasted preclinical study and clinical trial milestones, reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937 and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of BELLUS Health’s product candidate’s development process and its market size and commercial value are dependent upon a number of factors. Moreover, BELLUS Health’s growth and future prospects are mainly dependent on the successful development, patient tolerability, regulatory approval, commercialization and market acceptance of its product candidate BLU-5937 and other products. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 40-F, for further risk factors that might affect BELLUS Health and its business.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
danny@bellushealth.com

Media:
Julia Deutsch
Solebury Trout
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.